

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 12, 2010

Mr. Morteza Ejabat
Chief Executive Officer
Zhone Technologies, Inc.
7001 Oakport Street
Oakland, California 94621

> **RE:** **Zhone Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 000-32743**

Dear Mr. Ejabat:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director